EXHIBIT 99.1

                   INFOAMERICA ANNOUNCES STOCK BUYBACK PROGRAM

         LOS ANGELES,  Oct.  19/PRNewswire/  - INFOAMERICA  (OTC Bulletin Board:
IFOA) a broadband telecommunications company with a focus on Tijuana and Mexicali, Baja California, Mexico, the fastest growing area in North America, today announced that it has adopted a buyback program pursuant to which it may repurchase 1,000,000 shares of the Company's outstanding shares of common stock.

         "Our financial condition, with approximately $4 million in cash, and promising growth outlook is enabling us to continue to invest in our current value for our customers, employees and shareholders. The stock buyback plan program reflects our belief that repurchasing IFOA stock is currently an attractive opportunity for the Company, and it underscores our commitment to enhancing IFOA long term shareholder value."

         About IFOA, Inc.

         IFOA has a 30-year advanced telecommunications broadband concession from the Mexican government to construct and operate one of Latin America's largest fibre-optic networks, a 750-mhz network providing high-speed internet, telephony, data and multi-channel cable television to residents and businesses.

         Construction has begun on the network, which comprises more than 2000 miles of broadband cable, in the northwest Mexican cities of Tijuana and Mexicali, Baja California. The company has completed a professional services implementation of the infrastructure for the two cities which are among the fastest growing areas in North America, with combined populations of more than three million.

         Cable California is a venture between Dick Clark International Cable Ventures, Ltd., and Grupo Bustamante S.A. de C.V. IFOA and Dick Clark International Cable Ventures, Ltd., are both controlled by television producer Dick Clark and cable television entrepreneur Dick Lubic.